

By Electronic Mail

June 8, 2022

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Managed Portfolio Series
Issuer CIK: 0001511699
Issuer File Number: 333-172080/811-22525
Form Type: 8-A12B
Filing Date: June 8, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- V-Shares MSCI World ESG Materiality and Carbon Transition ETF (VMAT)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications